

September 28, 2010

Guillermo Reda
Chief Financial Officer
YPF Sociedad Anónima
Macacha Güemes 515
C1106BKK Buenos Aires, Argentina

     Re: **YPF Sociedad Anónima**
                Form 20-F for the Fiscal Year Ended December 31, 2009
                Filed June 29, 2010
                File No. 1-12102

Dear Mr. Reda:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 7

The oil and gas industry is subject to particular economic and operation risks, page 11

1.   We note your disclosure on pages 24 and 34 regarding your deepwater exploratory and development activities. In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please address the following:

        •   Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death.

- Provide further detail on the risks for which you are insured for your offshore operations.

- Disclose your related indemnification obligations and those of your customers, if applicable.

Such disclosure should be set forth in the "Information on the Company" section of your annual report and in the "Risk Factors" section, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.

2.   In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event that any of an oil spill or leak from one of your offshore operations.

International properties, page 24

3.   With a view toward disclosure, please tell us what material effects the moratorium on Gulf of Mexico activities is expected have on your strategic plans, business and results of operations.

Off-Balance Sheet Arrangements, page 98

4.   We note that you have provided cross-references to the disclosures in the "—Liquidity and Capital Resources—Guarantees provided" and "—Liquidity and Capital Resources—Contractual obligations" sections. We note, however, that not all items in these cross-referenced sections, such as your $2.042 million in debt, are off-balance sheet arrangements. Please clarify which items in these cross-reference sections you consider to be off-balance sheet arrangements and provide all information required by Item 303(a)(4) of Regulation S-K.

Exhibit 99.1

5.   The closing paragraph of the reserve statement states in part:

GCA reserves the right to approve, in advance, the use and context of the use of any results, statements or opinions expressed in this report. Such approval shall include, but not be confined to, statements or references in documents of a public or semi-public nature such as loan agreements, prospectuses, reserve statements, press releases etc. This report has been prepared for RY and should not be used for purposes other than those for which it is intended.

Please obtain and file a revised reserve statement which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Engineering Comments

Our oil and natural gas reserves are estimates, page 11

6.   We note your statement, "Many of the factors, assumptions and variables involved in estimating proved reserves are beyond our control and are subject to change over time." Please amend your document to discuss those reserve estimation items over which you have control, e.g. initial hydrocarbons in place, recovery efficiencies, initial production rates.

Information on the Company, page 16

Principal Properties, page 22

7.   We note the undeveloped acreage presentation. Please amend your document to disclose the near term expiry of material acreage as contemplated in Item 1208(b) of Regulation S-K.

Internal Controls on Reserves and Reserves Audits, page 31

8.   We note the statement that your third party reserves audits covered 21% of your proved reserves in Argentina. Please amend your document to disclose the portion of your proved undeveloped reserves that were audited by your third party engineers. Describe the qualifications of the person(s) overseeing the reserve audits as specified in Item 1202(a)(7) of Regulation S-K.

Supplemental Information on Oil and Gas Producing Activities (Unaudited), Page F-59

Results of operations from oil and gas producing activities, page F-61

9.   We note the 2009 unit production cost—implied by the 8856 million peso production cost incurred in 2009 for the production of 195 MMBOE as presented on page 32—is 45.4 pesos/BOE. The 2009 unit production cost presented on page 33 is 32.55 pesos/boe. Please clarify this difference to us and in your document.

Oil and Gas Reserves, page F-64

10.   We note the footnote to your gas reserves presentation, "(1) Excludes quantities which have been flared or vented." The requirement in Instruction 2 to Item 1204 that natural gas production include only "as sold" volumes applies solely to the disclosure requirements for Regulation S-K. The gas production line item in the proved reserve reconciliation required by ASC 932 must include all produced volumes—sold, vented, flared, and used as fuel— as these items all reduce available reserves. Please amend your document to comply with ASC 932.

Standardized measure of discounted future net cash flows, page F-65

11.   We note your statement, "Future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at year-end prices. Additionally, year-end prices were adjusted in those instances where future sales are covered by contracts at specified prices." Beginning with year-end 2009 reporting, Rule 4-10(a)(22)(v) of Regulation S-X specifies that the price used in estimating proved reserves "…shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions." Please explain to us your procedures in determining the benchmark oil and gas prices and the average adjusted prices you used to estimate your 2009 proved reserves and to determine the future cash inflows of your 2009 standardized measure. Include the 2009 oil and gas prices used for consolidated Argentina properties.

Exhibits 99.1

12.   We note the omission in this third party audit report of 9-30-09 benchmark oil and gas prices that were the starting point for the determination of the adjusted product prices used to estimate proved reserves as contemplated in Item 1202(8)(a)(v) of Regulation S-K. Please revise this report to comply with that Item.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief